Mail Stop 4561

December 18, 2008

Daniel W. Rumsey, Interim Chief Financial Officer
Prescient Applied Intelligence, Inc.
1247 Ward Avenue
West Chester, PA 19380

      Re: Prescient Applied Intelligence, Inc.
              Amendment No. 2 to Schedule 13E-3 filed December 8, 2008
              File No. 005-57033

              Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
              Filed December 8, 2008
              File No. 000-21729

Dear Mr. Rumsey:

We have reviewed your amended filings and response letter, and have the following comments. Where indicated, we think you should revise your filings in response to these comments.

Preliminary Proxy Statement

General

1.   We continue to believe that you should consider expanding your disclosure to clarify the standard you used to conclude that all of the members of the special committee were "independent." We note in this regard the indication on page 13 that the board determined that the special committee members are independent because they "do not have a financial or other material interest in the outcome of the transaction."   Please clarify the materiality standard used by the board in making this determination. It appears from your response to prior comment 6 from our letter of December 4, 2008, that the standard used for this purpose was the dollar threshold for related party transactions under Item 404 of Regulation S-K. If the foregoing is accurate, please expand your disclosure to so state. In addition, please describe in your filing the relationships between SEC Connect, LLC, on the one hand, and Park City or the company, on the other, and explain the basis on which the board nonetheless deemed Mr. Rumsey independent for purposes of serving on the special committee.

2.   To ensure balanced disclosure and to provide context for the board's independence determination, please consider disclosing that under the definition of independence used by certain self-regulatory organizations, such as the American Stock Exchange, one of the members of the special committee would not be deemed independent. Explain briefly why he would not meet that definition where you first state the special committee members are independent in both the "Questions and Answers" and "Special Factors" sections of your filing. Disclosure stating that the special committee member would not meet the SRO conditions for independence and a corresponding explanation for why not would be informative.

* * * * * * *

As appropriate, please amend your documents in response to these comments. Your responsive amendments should also include marked copies of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have questions or comments please contact Katherine Wray at (202) 551-3483. In her absence, you may contact Song Brandon at (202) 551-3621. If you thereafter require assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (609) 896-1469
       Vincent A. Vietti, Esq.
       Fox Rothschild LLP